Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com
Theodore D. Edwards Theodore.edwards@troutman.com

May 6, 2022

Via EDGAR

Ms. Holly Hunter-Ceci
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	ArrowMark Financial Corp. 1940 Act File No. 811-22853

Dear Ms. Hunter-Ceci:

This letter addresses the written comments of the Commission’s staff (the “Staff”) provided on April 14, 2022 with respect to the preliminary proxy materials of ArrowMark Financial Corp. (the “Company”) filed with the Commission on April 8, 2022 (the “Preliminary Proxy Materials”) pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Staff’s comments are set forth below followed by the Company’s response. Any capitalized terms that are used but not defined in the Company’s responses herein should be given the meaning ascribed to them in the Preliminary Proxy Materials.

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1.	Please mark future filings of preliminary proxy materials with “Preliminary Copies,” as required by Rule 14a-6(e) under the Exchange Act.

Response: Future filings of preliminary proxy materials will be marked as required by Rule 14a-6(e).

2.	Please confirm supplementally that a virtual meeting of stockholders is permitted under the Company’s governing documents and Delaware law. Please include citations to specific governing documents and provisions of Delaware law. In addition, if there are any changes to the meeting format that might negatively impact a stockholder’s ability to participate fully, please disclose the changes and the reasons for them. Finally, please also disclose how stockholders may receive technical assistance during the meeting in the Additional Information section.

Response: The Company confirms that holding its annual meeting of stockholders by means of remote communication is permitted by Delaware law and the Company’s Bylaws. Specifically, Section 211(a)(2) of the Delaware General Corporation Law permits stockholders to participate in a meeting of stockholders by means of remote communication. Similarly, Section 1.1 of the Company’s Bylaws permits the Board of Directors or its Chairman to determine that an annual meeting shall not be held at any place, but shall instead be held solely by means of remote communication. The Company confirms that, if there is a change to the meeting format which would negatively impact a stockholder’s ability to participate fully, that such changes and the reasons for them will be disclosed. The Preliminary Proxy Materials include directions for how stockholders may obtain technical assistance during the meeting on page 25. This disclosure will be made more prominent in the definitive proxy materials.

Ms. Holly Hunter-Ceci May 6, 2022 Page 2

3.	On page 4 of the Preliminary Proxy Materials, please disclose the vote required to approve the proposed reorganization.

Response: The definitive proxy materials will reflect the Staff’s comment.

4.	On page 6 of the Preliminary Proxy Materials, in the second Question & Answer, please disclose the number of years that the proposed reorganization has been submitted to stockholders.

Response: The definitive proxy materials will reflect the Staff’s comment.

5.	On page 7 of the Preliminary Proxy Materials, please explain that a proxy may be cast against a nominee for director.

Response: The definitive proxy materials will reflect the Staff’s comment.

6.	On page 15 of the Preliminary Proxy Materials, in the section “Why is the Board recommending approval of the Agreement?”, please disclose the number of years that the stockholders have been solicited to approve the Agreement. Please also disclose whether the Board considered the number of previous solicitations and the lack of stockholder approval, including any expenses incurred in the solicitation in making its recommendation to stockholders.

Response: The definitive proxy materials will reflect the Staff’s comment.

Ms. Holly Hunter-Ceci May 6, 2022 Page 3

7.	On page 17 of the Preliminary Proxy Materials, please disclose the estimated expenses of the reorganization and who will bear such expenses if the reorganization is approved.

Response: The definitive proxy materials will reflect the Staff’s comment.

8.	On page 19 of the Preliminary Proxy Materials, please add disclosure to the effect that regardless of whether or not the proposed reorganization is approved, the Company and the Board will remain subject to the requirements of the Investment Company Act of 1940, as amended, and the rules thereunder.

Response: The definitive proxy materials will reflect the Staff’s comment.

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Please direct any questions concerning this letter to my attention at 215-981-4181 or, in my absence, to John P. Falco, Esq. at 215-981-4659.

Very truly yours,

/s/Theodore D. Edwards

Theodore D. Edwards

cc:	Sanjai Bhonsle Patrick Farrell John P. Falco, Esq.